Exhibit 15.1

Notice of the ninth annual general meeting

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

If you are in any doubt as to the action you should take, you should immediately consult your stockbroker, bank manager, solicitor, accountant or other independent professional adviser authorised pursuant to the Financial Services and Markets Act 2000.

If you have sold or transferred all of your shares in Gallaher Group Plc you should send this document together with the accompanying form of proxy to the purchaser or transferee, or to the person who arranged the sale or transfer, so that they can pass the documents on to the person who now holds the shares. If you are not sure what to do, please contact an independent financial adviser.

28 February 2006

Dear Shareholder

Annual general meeting

The Company’s annual general meeting will be held on Wednesday 10 May 2006 at Salters’ Hall, 4 Fore Street, London EC2Y 5DE. The meeting starts at 11.00 am However, the doors to the meeting will be open from 10.00 am and refreshments will be available from that time. If you are unable to make the meeting in person, please be advised that the Company will be webcasting the AGM live. This can be viewed in the investor relations section of Gallaher's website. An archive version will be also available after the event.

Recommendation

Your directors believe that the proposed resolutions are in the best interests of the Company and its shareholders as a whole and unanimously recommend that you vote in favour of them.

Shareholder questions

Members of the board will be available to meet shareholders and holders of American depositary shares before the meeting starts. In addition, Gallaher personnel will be based at an information desk to answer questions about our business.

If any shareholder has questions that he or she would like answered in advance of the meeting, please contact the investor relations department at Gallaher Group Plc, Members Hill, Brooklands Road, Weybridge, Surrey, KT13 0QU, +44 (0) 1932 .372000

Yours faithfully,

John Gildersleeve, chairman

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Notice of the ninth annual general meeting

Notice is hereby given that the ninth annual general meeting (“AGM”) of Gallaher Group Plc will be held at Salters’ Hall, 4 Fore Street, London EC2Y 5DE on Wednesday 10 May 2006 at 11.00 am for the transaction of the following business:

Ordinary business

To consider and, if thought fit, to pass resolutions 1 to 8 as ordinary resolutions:

1.	To receive the report of the directors and the accounts for the year ended 31 December 2005 and the auditors’ report thereon.

2.	To declare a final dividend of 22.9 pence per ordinary share for the year ended 31 December 2005 payable on 23 May 2006 to shareholders on the register at the close of business on 17 March 2006.

3.	To approve the directors’ remuneration report contained in the 2005 annual report and financial statements.

4.	To re-elect Mr John Gildersleeve as a director of the Company.

5.	To re-elect Sir Graham Hearne as a director of the Company.

6.	To re-elect Mr Ronnie Bell as a director of the Company.

7.	To re-elect Mr Mark Rolfe as a director of the Company.

8.	To reappoint PricewaterhouseCoopers LLP as auditors of the Company for 2006, and to authorise the directors to fix the auditors’ remuneration.

Special business

To consider, and if thought fit, to pass resolutions 9 to 12 as ordinary resolutions and resolutions 13 and 14 as special resolutions:

9.	That in accordance with section 347C of the Companies Act 1985 (the “Act”) the Company is authorised to make donations to EU political organisations and to incur EU political expenditure (as such terms are defined in section 347A of the Act) up to a maximum aggregate amount of £50,000 per annum during the period beginning with the date of the passing of this resolution and ending on 9 August 2007 or, if sooner, the conclusion of the Company’s AGM to be held in 2007.

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10.	That in accordance with section 347D of the Act Gallaher Limited, being a wholly-owned subsidiary of the Company, is authorised to make donations to EU political organisations and to incur EU political expenditure (as such terms are defined in section 347A of the Act) up to a maximum aggregate amount of £50,000 per annum during the period beginning with the date of the passing of this resolution and ending on 9 August 2007 or, if sooner, the conclusion of the Company’s AGM to be held in 2007.

11.	That in accordance with section 347E of the Act Austria Tabak GmbH & Co. KG, being a subsidiary undertaking of the Company which is incorporated outside Great Britain, is authorised to make donations to EU political organisations and to incur EU political expenditure (as such terms are defined in section 347A of the Act) up to a maximum aggregate amount of £50,000 per annum during the period beginning with the date of the passing of this resolution and ending on 9 August 2007 or, if sooner, the conclusion of the Company’s AGM to be held in 2007.

12.	That the board is authorised, generally and without conditions, under section of the Act, to allot the shares, and the rights to shares, which are defined in section 80 as ‘relevant securities’. It is authorised to allot them during the period beginning with the date of the passing of this resolution and ending on 9 August 2007 or, if sooner, the conclusion of the Company’s AGM to be held in 2007, but during this period the board can make offers, and enter into agreements, which would, or might, need relevant securities to be allotted after this period. The total nominal amount of relevant securities which can be allotted under this authority is £21,867,530 or 218,675,300 shares.

13.	That the board is given power under the authority given by resolution 12 and/or where an allotment constitutes an allotment of ‘equity securities’ by virtue of section 94(3A) of the Act to allot ‘equity securities’, entirely paid for in cash, free of the restriction in section 89(1) of the Act. The meaning of ‘equity securities’ is given in the Act. This power applies during the period beginning with the date of the passing of this resolution and ending on 9 August 2007 or, if sooner, the conclusion of the Company’s AGM to be held in 2007, but during this period the board can make offers, and enter into agreements, which would, or might, need equity securities to be allotted after this period.There is no limit on the total nominal amount of equity securities which can be allotted under this power where the allotment is in connection with a rights issue. In all other cases, the total nominal amount of equity securities which can be allotted under this power is £3,280,130 or 32,801,300 shares. In this resolution ‘rights issue’ means an offer of equity securities which is open to the following people for a period decided on by the board:

	(A)	people who are registered holders of ordinary shares on a particular date (excluding any holder holding shares as treasury shares), in proportion to their holdings of ordinary shares (ignoring for this purpose both any holder holding shares as treasury shares and the treasury shares held by him / her); and,

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(B)	people who are registered on a particular date as holders of other classes of equity securities (excluding any holder holding shares as treasury shares), if this is expressly required by the rights attached to those securities, or, if the board considers it appropriate, as permitted by the rights attached to those securities.

The offer may be subject to any limits, or restrictions, which the board thinks are necessary or appropriate to deal with:

(i)	any fractions of shares to which people would be entitled; or,

(ii)	legal or practical problems under the laws of any territory, or under the requirements of any recognised regulatory body, or stock exchange, in any territory.

14.	That the Company is authorised to make market purchases (within the meaning of section 163(3) of the Act) of its ordinary shares of 10 pence each (“ordinary shares”) provided that:

	a.	the maximum number of ordinary shares authorised to be purchased is 65,602,600;

	b.	the minimum price which may be paid for any such ordinary share is 10 pence (exclusive of expenses);

	c.	the maximum price which may be paid for an ordinary share shall be an amount equal to 105% of the average of the middle market quotations for an ordinary share as derived from the London Stock Exchange daily official list for the five business days immediately preceding the day on which the ordinary share is contracted to be purchased; and,

	d.	this authority shall, unless previously renewed, revoked or varied, expire on 9 August 2007 or, if sooner, at the conclusion of the Company’s AGM to be held in 2007, but the Company may enter into a contract for the purchase of ordinary shares before the expiry of this authority which would or might be completed (wholly or partly) after its expiry.

By order of the board:

Tom Keevil, company secretary and general counsel
London, 28 February 2006

Registered Office: Members Hill, Brooklands Road, Weybridge, Surrey KT13 0QU. Registered in England and Wales Number 3299793

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Notes:

1	A member entitled to attend and vote at the AGM is entitled to appoint one or more proxies to attend and, on a poll, vote on his or her behalf. A proxy need not be a member of the Company. A form of proxy is enclosed with this notice and instructions for completion are shown on the form. To be effective the form of proxy, together with the power of attorney or other authority (if any) under which it is executed or a notarially certified copy of such power of attorney or authority, must be deposited with the Company’s registrars, Capita Registrars, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU not less than 48 hours before the start of the AGM. In addition, a member may lodge proxy votes via the internet. For further details, please see the 2005 annual review and summary financial statement or the investor relations section of the Group’s website. Completion and/or return of a form of proxy does not preclude a member attending and voting in person at the AGM.

2	CREST members who wish to appoint a proxy for the AGM by utilising the CREST electronic proxy appointment service may do so by following the procedures described in the CREST manual. If applicable, please refer to your CREST sponsor or voting service provider. Relevant instructions through the CREST system must be received by Capita Registrars (ID: RA10) by 11.00 am on 8 May 2006. The Company may treat an instruction as invalid in the circumstances set out in regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

3	Pursuant to regulation 41 of the Uncertificated Securities Regulations 2001, the Company gives notice that only those shareholders registered in the register of members of the Company as at 11.00 am on Monday, 8 May 2006 shall be entitled to attend or vote at the meeting in respect of the number of shares registered in their name at that time. Changes to entries in the register after 11.00 am on Monday, 8 May 2006 shall be disregarded in determining the rights of any person to attend or vote at the AGM.

4	Holders of American depositary shares (“ADS holders”) are entitled to attend and speak at the AGM but not to vote at the AGM. ADS holders may vote via the depositary bank, The Bank of New York, and proxy cards will be provided for that purpose. In addition, an ADS holder may lodge proxy votes with the depositary bank via the internet or by telephone. For further details please contact the depositary bank (contact details on the Group’s website).

5	Only those ADS holders registered with the depositary at close of business on Tuesday 21 February 2006 shall be entitled to attend the AGM or exercise their vote via the depositary bank.

6	The following documents are available for inspection during normal business hours at the registered office of the Company on any weekday (public holidays excluded) from the date of this notice until the time of the AGM, and will also be available for inspection at the AGM from 10.00 am until the conclusion of the meeting:

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i	copies of the directors’ service contracts/letters of appointment;

ii	the register of interests of the directors (and their immediate families) in the share capital of the Company; and,

iii	a copy of the memorandum and articles of association of the Company.

Explanatory notes

Declaration of the final dividend (resolution 2)

The Company may only pay the final dividend after shareholders have approved it. The directors recommend a final dividend of 22.9 pence per ordinary share which, if approved, will be paid on 23 May 2006 to shareholders on the register at the close of business on 17 March 2006. Dividends will be forwarded to ADS holders by The Bank of New York on 30 May 2006.

Directors’ remuneration report (resolution 3)

In accordance with the Directors’ Remuneration Report Regulations 2002, shareholders are invited to vote on the directors’ remuneration report. The report is set out in the 2005 annual report and financial statements (and summarised in the 2005 annual review and summary financial statement). This is an advisory vote and, accordingly, failure to approve this resolution will not have any legal effect; payments to directors and senior executives will still be made as set out in the report. However, the Company will take the outcome of the vote on this resolution into consideration when considering its remuneration policy.

Re-election of directors (resolutions 4 and 5)

Mr Gildersleeve and Sir Graham Hearne will both have served as non-executive directors of the Company for a continuous period of nine years as of 13 May 2006. They retire in accordance with article 87 of the articles of association and will be seeking re-election by shareholders. Biographical details of these directors are given in the 2005 annual report and financial statements (and in the 2005 annual review and summary financial statement). In compliance with the combined code, Mr Gildersleeve and Sir Graham Hearne have not participated in discussions on their own re-election; the remainder of the board have, however, reviewed their positions and wholeheartedly support their re-election as directors.

Re-election of directors (resolutions 6 and 7)

Mr Bell and Mr Rolfe retire by rotation in accordance with article 87 of the articles of association and will be seeking re-election by shareholders. Biographical details of these directors are given in the 2005 annual report and financial statements (and in the 2005 annual review and summary financial statement). In compliance with the combined code, Messrs Bell and Rolfe have not participated in discussions on their own re-election; the remainder of the board have, however, reviewed their positions and wholeheartedly support their re-election as directors.

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Political donations (resolutions 9 to 11)

The Company’s policy is not to make donations to political parties and it does not intend to change that policy.

However, the Companies Act 1985 (the “Act”) requires prior shareholder approval to make ‘donations’ to ‘EU political organisations’ and to incur ‘EU political expenditure’ (as those terms are defined in section 347A of the Act). These terms are very widely defined and there are severe penalties for contravening the relevant sections of the Act. It could, for instance, capture time off given to trade union officials and works council members for related duties. The board therefore seeks authority to incur expenditure that would fall within these definitions of up to £50,000 per annum, for the period beginning with the passing of resolution 9 and ending at the conclusion of the AGM to be held in 2007 (or, if earlier, on 9 August 2007). The board will not use this authority to make any political donations as that expression would have been understood before the commencement of Part XA of the Act.

Authority is also sought under resolutions 10 and 11 to enable the Company’s two major operating subsidiaries to undertake such activities for the same period, up to a maximum aggregate amount of £50,000 per annum each.

Authority to allot securities (resolutions 12 and 13)

It is proposed to renew the authority of the board to allot relevant securities up to an amount equal to approximately one-third of the issued ordinary share capital (excluding treasury shares) as at 28 February 2006, without having to obtain prior approval from shareholders. With the exception of allotting shares in respect of employee share schemes, the board does not presently intend to exercise this authority.

It is also proposed to renew the board’s power to allot equity securities for cash on a non pre-emptive basis, up to an amount equal to approximately 5% of the issued ordinary share capital as at 28 February 2006. The resolution will also disapply shareholders’ pre-emption rights on an allotment of shares, and the sale of treasury shares, for cash under a rights issue with power for the board to make exclusions or such other arrangements as may be appropriate to resolve legal or practical problems which, for example, might arise with overseas shareholders.

Authority to purchase own shares (resolution 14)

Resolution 14 will authorise the board to make market purchases of up to 10% of the Company’s issued ordinary shares (excluding treasury shares) as at 28 February 2006. Shares so purchased may be cancelled or held as treasury shares.

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The directors intend to exercise this right only when, in the light of market conditions prevailing at the time and taking into account all relevant factors (for example, the effect on earnings per share), they believe that such purchases are in the best interests of the Company and shareholders generally. The overall position of the Company will be taken into account before deciding upon this course of action. The decision as to whether any such shares bought back will be cancelled or held in treasury will be made by the directors on the same basis at the time of purchase. The Company made no purchase of its own shares in 2005 under the authority granted at the Company’s last AGM.

The total number of options over ordinary shares outstanding as at 28 February 2006 was 6,552,429. This represents 1.00% of the issued ordinary share capital (excluding treasury shares) as at that date, and 1.11% of the issued ordinary share capital (excluding treasury shares) assuming the Company’s authority to purchase its own ordinary shares is used in full.

The Company held no shares in treasury as at 28 February 2006.

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